FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

05 February 2002

mmO2 plc

5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Enclosure:

One Company Announcement notification dated 5th February 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2 has announced key performance indicators for the three-month period to 31 December 2001.

One Company Announcement notification dated 5th February 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2 has announced plans to restructure the UK and German businesses.

One Company Announcement notification dated 5th February 2002 sent to the London Stock Exchange, under its requirements to submit notification that mmO2's German subsidiary has increased the number of new business contracts by 90 per cent for the three-month period to 31 December 2001.

One Company Announcement notification dated 5th February 2002 sent to the London Stock Exchange, under its requirements to submit notification of Interests of Directors and Connected Persons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 05 February 2002

By: ______________________________

ROBERT HARWOOD
Assistant Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
mmO2 plc

2) Name of director
Peter Erskine

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
In respect of 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Peter Erskine

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares

7) Number of shares/amount of stock acquired
140,000

8) Percentage of issued class
De minimis

Simon Gordon

9) Number of shares/amount of stock disposed
N/A

10) Percentage of issued class
N/A

11) Class of security
Ordinary shares of 0.1p each

12) Price per share
75.25p

13) Date of transaction
5 February 2002

14) Date company informed
5 February 2002

15) Total holding following this notification
405,082 (of which 23,643 are held by Peter Erskine's wife, Janet Erskine, and 904 are held under an ISA)

16) Total percentage holding of issued class following this notification
De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
Robert Harwood, 020 8606 1200

25) Name and signature of authorised company official responsible for making this notification

Deborah Russell, Secretarial Services Administrator, mmO2 plc

Date of Notification:.5 February 2002.

mmO2

mmO2 TO RESTRUCTURE UK AND GERMAN BUSINESSES

Released: 5 February 2002

mmO2 plc today announced a significant restructuring within its UK and German operations to further improve the financial performance of its business. This reflects developments in the mobile sector and marks the transition from volume sales towards the provision of increased service and support for an established population of mobile users and the emergence of a growing choice of data products and services.

In the UK, BT Cellnet plans to scale back its permanent workforce during the fiscal year 2002/03 by a further 1,400 to 6,100 people following the successful implementation of a reduction of some 250 in the current year. The programme will involve back office, technical and administrative functions across the business, and will also include the closure of 133 of its existing 320 retail outlets. BT Cellnet aims to focus and develop its resources to drive network quality, further improve customer service and develop the next generation of voice and data services.

At VIAG Interkom, the company intends to decrease its staff levels in the forthcoming year by an additional 500 to 3,400, following a reduction of 400 during 2001/02. The action, which also includes the closure of a number of retail outlets, will affect a range of functions, including the streamlining of management processes, in order to enhance customer responsiveness and optimise cost efficiencies.

These plans are expected to result in exceptional costs of some £110 million in the current financial year and are expected to deliver annualised cost savings of £70 million - leading to further improvements in mmO2's financial performance.

Peter Erskine, chief executive officer of mmO2 plc, said: "The mobile sector is changing. Today's announcement is in line with our declared strategy of improving the operational performance of our businesses, whilst continuing to focus on providing the highest levels of service to our customers. Our imminent rebranding to O2 across Europe is much more than just a change of name, as we concentrate our efforts on increasing and communicating the benefits O2 customers gain through our voice, text and mobile data and internet services."

-ends-

mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001.

mmO2 has approximately 17.25 million customers and over 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data represented 12.8% of total service revenues in the quarter ending December 31, 2001.

mmO2 Contacts:

Richard Poston
Director, Corporate Communications
mmO2 plc
richard.poston@o2.com
t: +44 (0)20 8606 1661

Simon Gordon
PR Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

David Boyd
Head of Investor Relations
mmO2 plc
david.boyd@o2.com
t: +44 (0)20 8606 1230

mmO2 Corporate Communications
t: +44 (0)20 8606 1402

mmO$_2$

press release

PR0208

mmO2's VIAG INTERKOM INCREASES NUMBER OF NEW BUSINESS CONTRACTS BY 90 PER CENT

Released: 5 February 2002

VIAG Interkom, mmO2's German subsidiary, today announced further success in its pursuit of gaining high value business customers. In the last quarter of 2001, the company increased the number of new contracts in the business sector by almost 90 per cent. VIAG Interkom recorded a significant customer win in the shape of the HypoVereinsbank - one of Europe's leading commercial banks - and existing contracts with Siemens, Liebherr and ABB were extended.

Around 1000 HypoVereinsbank employees will soon be able to use VIAG Interkom's network and, in the future, this number is expected to double to 2000. Following a competitive tender process, the HypoVereinsbank selected VIAG Interkom ahead of two other competitors.

Building on the earlier success with BMW, VIAG Interkom has also extended contracts with Siemens, Liebherr and ABB which have all chosen the company's unique HomeZone service from its Genion product group. Aimed at higher value customers, it enables users to make mobile calls when they are in or near their business premises at reduced tariffs, the only product in Germany to do so.

In the small to medium enterprises sector (SME), VIAG Interkom has doubled the number of new contracts. This sector is addressed primarily via the company's channel partners, which VIAG Interkom supports with a variety of value-added services, including product training and marketing activities.

mmO₂

press release

PR0206

mmO2 REPORTS ENCOURAGING GROWTH IN CONTRACT CUSTOMER NUMBERS

Released: 5 February 2002

mmO2 plc today announced key performance indicators for the three-month period to 31 December 2001. These measures indicate significant growth in customer numbers, in particular contract customers, a number of encouraging trends in monthly ARPU, and further growth in mobile data. The key achievements in the quarter included:

- mmO2 added a total of 453,000 net new customers, resulting in a total base of 17.24 million customers at 31 December 2001.
- BT Cellnet added 107,000 net new customers, of which 56,000 were contract customers.
- Viag Interkom added 262,000 net new customers, of which 120,000 were contract customers.
- BT Cellnet's 12-month blended ARPU decline slowed; 12-month contract ARPU continued to improve and pre-pay monthly ARPU stabilised.
- Viag Interkom's blended ARPU continued on an upward trend; contract ARPU was stable and pre-pay ARPU improved.
- BT Cellnet's post-pay churn improved to 34%, from 36% in the previous quarter.
- Data represented 12.8% of mmO2's total service revenues in the quarter, up from 10.7% in the previous quarter.
- The total number of SMS messages increased by 22% over the previous quarter.
- Major restructuring announced in UK and Germany.

David Varney, Chairman of mmO2, stated:

"Whilst our markets remain highly competitive, we have made an encouraging start in implementing our strategy of focusing on operational performance, managing the businesses cohesively, and leading in new data services.

"We will continue to address the challenges we face in these areas in the fourth quarter, with particular focus on re-structuring in Cellnet and Viag, and expect to deliver further progress towards our financial goals for mmO2's set out at the time of the demerger."

Peter Erskine, Chief Executive of mmO2, commented:

"The third quarter numbers demonstrate the initial success of our strategy of focusing on higher value customers in all our markets, with 43% of our net growth in the quarter being contract customers. Across all mmO2's markets, our monthly ARPU generally has stabilised or is trending upwards.

"We were particularly pleased with the strong growth in total customer numbers in Germany, which was achieved with significantly lower subscriber acquisition costs than we incurred in the preceding quarters. Our Genion Home product continues to drive our success in the contract market, which represented 46% of total net additions.

"We were also encouraged by the resumption of growth in BT Cellnet's contract customer base, reversing the recent downward trend. As well as a stronger customer offer, this improvement reflects our continued success in reducing customer churn in the contract market.

"Across the group, mobile data continued to increase in importance, and we saw further growth in SMS and WAP utilisation during the quarter. Our growing portfolio of new data devices will enable us to offer our customers compelling new mobile data services, attracting higher value customers and growing ARPU in all our businesses."

CUSTOMER GROWTH AND ARPU TRENDS

BT CELLNET

Customer numbers increased by 107,000. Contract customer numbers increased by 56,000, reversing the declines recorded in the previous three quarters. The contract churn rate continued to fall steadily, to 34% from 36% in the previous quarter and a peak of 43.5% in the fourth quarter of 2001. Reducing churn remains a top priority for BT Cellnet, and the retention programmes are now being implemented more widely across the contract customer base.

The blended subscriber acquisition cost (SAC) was broadly in line with the previous two quarters, with an increase in the contract SAC offset by a significant reduction in the pre-pay SAC. This reflects BT Cellnet's strategy of targeting higher value customers rather than pursuing market share.

Blended ARPU showed a continuing slight decline on a 12-month basis, to £230, but on a quarterly basis blended ARPU was stable at around £19 per month. The key 12-month contract ARPU indicator continued to improve slightly, to £493 from £489 in the previous quarter. Data represented 13.4% of BT Cellnet's service revenue in the quarter, and the total number of SMS messages carried increased by 23.5%.

The RIM Blackberry GPRS data device was launched into the UK corporate market in the third quarter and progress to date is very encouraging. The average time from first customer contact to full deployment within an enterprise is several months, due to customers' rigorous security testing requirements. There has been 100% take-up on trials and in the three months since launch over 100 corporate customers have signed contracts. The agreement with RIM has now been extended to all mmO2's other operations.

VIAG INTERKOM

Customer numbers increased by 262,000, a major improvement on the second quarter. Contract customers increased by 120,000, driven by the success of the Genion Home product, which accounted for 71% of gross contract customer additions. More than 43% of Viag's contract customer base is now on the Genion Home service.

Viag's SAC was substantially lower than in the previous two quarters, for both contract and prepay customers. The blended SAC per customer was almost half the level reported for the first quarter of 2001/02. This reflects Viag's success in basing its subscriber acquisition strategy on its differentiated product portfolio.

ARPU trends in the quarter were encouraging, reflecting Viag's success in targeting higher value customer segments, including the business market, where new contract wins increased by 90% in the quarter. Blended ARPU continued on an upward trend, driven by improved pre-pay ARPU in the quarter. Contract ARPU remained stable. ARPU generated by Viag's Genion Home product is substantially higher than the average for all contract customers.

TELFORT

Customer numbers increased by 23,000 in the quarter, of which 14,000 were contract customers. Activation of the remaining customers acquired during the successful Postbank offer in the second quarter was partially offset by some pre-pay customer losses, including existing Telfort customers taking up the Postbank offer. There was a reduction in both pre-pay and contract SAC.

Blended ARPU declined, reflecting a slight fall in Telfort's pre-pay ARPU in the quarter. This was due to the initial impact of the Postbank customer acquisition, with a series of promotions initially targeted at increasing these new customers' utilisation of SMS and other mobile data services. Contract ARPU was stable.

DIGIFONE

Customer numbers increased by 57,000 to 1.162 million. Digifone's blended SAC continued to decline, and was around 25% lower than in the first quarter of the year.

Blended ARPU stabilised, with both pre-pay and contract ARPU broadly unchanged on the previous quarter. SMS usage continued to grow, with customers sending an average of 58 text messages in December.

Other businesses

Utilisation of mmO2's portals, including Genie, continued to grow, and our active WAP base increased to 1.6 million customers. Genie mobile customers increased to 234,000 at the end of December.

During the quarter Manx Telecom successfully commissioned the first fully operational UMTS network outside Japan. A variety of business customers and consumers are currently using 3G devices and testing a range of 3G applications.

Roll-out of Airwave's TETRA network continued, with the pilot launch to the first police force customer completed successfully.

TABLE 1 : CUSTOMER NUMBERS (1)

('000)	Customers at 30 Sept. 2001	Net additions during period	Customers at 31 Dec. 2001
BT Cellnet			
Pre-pay	7,550	51	7,601
Post-pay	3,418	56	3,474
Total	10,968	107	11,075
VIAG INTERKOM			
Pre-pay	1,643	142	1,785
Post-pay	1,751	120	1,871
Total	3,394	262	3,656
TELFORT			
Pre-pay	1,061	9	1,070
Post-pay	217	14	231
Total	1,278	23	1,301
DIGIFONE			
Pre-pay	755	52	807
Post-pay	350	5	355
Total	1,105	57	1,162
MANX			
Pre-pay	19	4	23
Post-pay	20	0	20
Total	39	4	43
mmO2's Group			
Pre-pay	11,028	258	11,286
Post-pay	5,756	195	5,951
Total	16,784	453	17,237
Pre-pay %	65.7%	57.0%	65.5%
Post-pay %	34.3%	43.0%	34.5%

(1) Customer is classified as an active SIM card i.e. a call made or received within 3 months

TABLE 2 : AVERAGE REVENUE PER USER (ARPU)

(£)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December
BT CELLNET			
12-month rolling			
Pre-pay	110	108	105
Post-pay	486	489	493
Blended	251	238	230
Monthly average			
Pre-pay	9	9	9
Post-pay	41	43	42
Blended	19	20	19
VIAG INTERKOM			
12-month rolling			
Pre-pay	na (1)	na (1)	70
Post-pay	na (1)	na (1)	306
Blended	na (1)	na (1)	192
Monthly average			
Pre-pay	5	5	8
Post-pay	24	27	27
Blended	15	16	18
TELFORT			
12-month rolling			
Pre-pay	82	83	79
Post-pay	477	487	487
Blended	158	165	160
Monthly average			
Pre-pay	7	7	6
Post-pay	41	41	40
Blended	15	14	12
DIGIFONE			
12-month rolling			
Pre-pay	214	190	195
Post-pay	630	623	624
Blended	366	330	331
Monthly average			
Pre-pay	18	17	17
Post-pay	53	52	51
Blended	30	28	28

(1) Comparable data not available : annualised six-month ARPU previously reported for these quarters.

TABLE 3 : GENIE METRICS

(thousand)	3 months to 30 June	3 months to 30 Sept.	3 months to 31 Dec.
Web portal registered accounts	5,322	5,752	5,807
(million)			
WAP page impressions	309	463	452

TABLE 4 : WAP ACTIVE USERS

(thousand)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December
BT Cellnet	788	820	872
Viag Interkom	270	272	301
Telfort	na	na	311
Digifone	na	83	122
Total	-	-	1,606

TABLE 5 : SMS MESSAGES

(million)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December
BT Cellnet	638.6	754.0	931.0
Viag Interkom	205.4	217.2	249.7
Telfort	37.7	59.9	79.6
Digifone	133.8	149.5	179.0
Manx	1.8	3.7	4.8
mmO2 total	1,017.3	1,184.3	1,444.1
% growth		+16.4%	+21.9%

TABLE 6 : AVERAGE REVENUE PER USER (ARPU) - EURO

(EURO)	3 months ended 30 June	3 months ended 30 September	3 months ended 31 December
BT CELLNET			
12-month rolling			
Pre-pay	179	175	169
Post-pay	790	793	793
Blended	408	386	370
Monthly average			
Pre-pay	14	15	14
Post-pay	66	69	68
Blended	31	32	31
VIAG INTERKOM			
12-month rolling			
Pre-pay	na (1)	na (1)	113
Post-pay	na (1)	na (1)	493
Blended	na (1)	na (1)	309
Monthly average			
Pre-pay	8	8	12
Post-pay	39	43	44
Blended	24	26	29
TELFORT			
12-month rolling			
Pre-pay	133	135	127
Post-pay	776	790	783
Blended	257	268	257
Monthly average			
Pre-pay	12	12	9
Post-pay	66	66	65
Blended	25	23	19
DIGIFONE			
12-month rolling			
Pre-pay	348	308	314
Post-pay	1025	1010	1004
Blended	595	535	532
Monthly average			
Pre-pay	30	27	27
Post-pay	87	84	82
Blended	50	45	45
Euro Rates			
Quarterly	1.6268	1.6149	1.6110
Annually	1.6261	1.6214	1.6084

(1) Comparable data not available : annualised six-month ARPU previously reported for these quarters.

mmO2

mmO2 has 100% ownership of mobile network operators in four countries: the UK (BT Cellnet), Germany (Viag Interkom), the Netherlands (Telfort Mobiel), and Ireland (Digifone). Additionally it has operations on the Isle of Man (Manx Telecom) and a leading European mobile internet portal business, Genie. mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, the Netherlands, and Germany. mmO2 also expects to apply for a 3G licence in Ireland, where the licence competition was launched on 18 December 2001. mmO2 has 17.25 million customers and some 15,000 employees, with revenues for the year ended 31 March 2001 of £3.2 billion. Data represented 12.8% of total service revenues in the quarter ending December 31, 2001.

For City Analysts Only:

Peter Erskine, CEO, and David Finch, CFO will host an attended conference call on Tuesday, February 5, 2002. The call will begin at 08.45HRS (GMT) and close at 09.45 (GMT).

Dial-in: + 44 (0) 20 8996 3900
PIN: C 523376

If you are unable to join the call, there will be a reply available from 11 hours on Tuesday, February 5 until Monday, February 11, 2002.

Listen to this by dialling: +44 (0)1296 618700

Or for UK callers only: 0800 7611729

Access code: 260110

mmO2 Contacts:

Richard Poston
Director, Corporate Communications
mmO2 plc
richard.poston@o2.com
t: +44 (0)20 8606 1661

Simon Gordon
PR Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

David Boyd
Head of Investor Relations
mmO2 plc
david.boyd@o2.com
t: +44 (0)20 8606 1230

mmO2 Corporate Communications
t: +44 (0)20 8606 1402